UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2008.
Commission File Number 333-08354
REUTERS GROUP PLC
(Translation of registrant’s name into English)
THE REUTERS BUILDING, SOUTH COLONNADE, CANARY WHARF, LONDON E14 5EP
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F ☑   Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ☐  No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___.

SIGNATURES
Reuters to Resume its Share Buyback Programme

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
REUTERS GROUP PLC
(Registrant)
Date March 12, 2008

By	/s/ Nancy Gardner
NANCY GARDNER,
AUTHORISED SIGNATORY AND GENERAL COUNSEL, AMERICAS

Reuters to Resume its Share Buyback Programme
Monday, March 10, 2008
London — Reuters today announces that it intends to resume its 50 million share repurchase programme with immediate effect.
On 19 February 2008 when it was announced that the recommended transaction between The Thomson Corporation and Reuters had received European Commission, US Department of Justice and Canadian Competition Bureau regulatory clearances, Reuters suspended its programme to repurchase up to 50 million ordinary shares pending publication of the shareholder documentation and release of its preliminary results.
The Reuters Board has decided to resume its share repurchase programme from today and intends to repurchase up to 17 million ordinary shares, representing the balance of the 50 million programme, between now and closing of the transaction, subject to applicable law and regulations.
Any share repurchases will be effected in accordance with both the Company’s general authority to repurchase shares and Chapter 12 of the Listing Rules, which require that the maximum price paid be limited to no more then 105 per cent of the average middle market closing price of the Company’s Ordinary Shares for the five dealing days preceding the date of purchase.
About Reuters
Reuters (www.reuters.com), the global information company, provides indispensable information tailored for professionals in the financial services, media and corporate markets. Through reuters.com and other digital properties, Reuters now also supplies its trusted content direct to individuals. Reuters drives decision making across the globe based on a reputation for speed, accuracy and independence. Reuters has 17,900 staff in 143 countries, including over 2,300 editorial staff in 197 bureaux serving 132 countries. In 2007, Reuters revenues were £2.6 billion.
Contacts
Investor Relations enquiries
Chris Collett, Head of Investor Relations
Tel: +44 (0) 20 7542 2867
Mobile: +44 (0) 7990 561071
chris.collett@reuters.com
Media enquiries
Victoria Brough, Global Head of Financial PR
Tel: +44 (0) 20 7542 8763
Mobile: +44 (0) 7967 044840
victoria.brough@reuters.com
Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 with respect to Reuters financial condition, results of operations and business, and management’s strategy, plans and objectives for Reuters. In particular, all statements that express forecasts, expectations and projections with respect to certain matters, including trends in results of operations, margins, growth rates, overall financial market trends, anticipated cost savings and synergies and the successful completion of transformation programmes, strategy plans, acquisitions and disposals, are all forward-looking statements. These forward-looking statements include forward-looking statements in relation to the proposed transaction involving Reuters and The Thomson Corporation (the “Transaction”) that are based on certain assumptions and reflect Thomson’s and Reuters current expectations, including statements about Thomson’s and Reuters beliefs and expectations related to the proposed Transaction structure and consideration, benefits that would be afforded to customers, benefits to the combined business of Thomson and Reuters that are expected to be obtained as a result of the Transaction, as well as the parties’ ability to enhance shareholder value through, among other things, the delivery of expected synergies and cost savings.
Forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that may occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to:
•	In relation to the proposed Transaction:
•	the ability to achieve the cost savings and synergies contemplated through the proposed Transaction;

•	the approval of the proposed Transaction by Reuters shareholders;

•	the ability to obtain various regulatory approvals and fulfil certain conditions to which the Transaction is subject;

•	the effect of regulatory conditions, if any, imposed by regulatory authorities;

•	the reaction of Thomson’s and Reuters customers, employees and suppliers;

•	the ability to promptly and effectively integrate the businesses of Thomson and Reuters;

•	the impact of the diversion of management time on issues related to the proposed transaction;
•	Reuters ability to realise the anticipated benefits of its Core Plus growth and transformation strategy;

•	conditions in financial markets;

•	the impact of currency and interest rate fluctuations on Reuters reported revenue and earnings;

•	difficulties or delays that Reuters may experience in developing or responding to new customer demands or launching new products;

•	the dependency of Reuters on third parties for the provision of certain network and other services;

•	any significant failures or interruptions experienced by the networks or systems of Reuters and such networks’ ability to accommodate increased traffic;

•	the impact of a decline in the valuation of companies in which it has invested;

•	the impact of significant competition or structural changes in the financial information and trading communities;

•	changes in legislation and regulation;

•	adverse governmental action in countries where Reuters conducts its activities;

•	the ability of Reuters to realise the anticipated benefit of existing or future acquisitions, joint ventures, investments or disposals;

•	the litigious environment in which Reuters operates.
For additional information, please see “Risk Factors” in the Reuters Group PLC Annual Report and Form 20-F for the year ended 31 December 2006. Copies of the Annual Report and Form 20-F are available on request from Reuters Group PLC, South Colonnade, Canary Wharf, London E14 5EP. Any forward-looking statements made by or on behalf of Reuters Group speak only as of the date they are made. Reuters Group does not undertake to update any forward-looking statements.